Exhibit 4.1

DONEGAL GROUP INC.

2021 AGENCY STOCK PURCHASE PLAN

1.	Purpose.

Donegal Group Inc. (the “Company”) established this 2021 Agency Stock Purchase Plan (this “Plan”) for the benefit of eligible independent insurance agencies of Donegal Mutual Insurance Company (“Donegal Mutual”), any insurance company that the Company or Donegal Mutual owns 50% or more of such company’s stock or any company from which the Company or Donegal Mutual assumes 100% quota share reinsurance (collectively, the “Companies”). This Plan provides an Eligible Agency, as defined in Section 2, an opportunity to acquire a long-term proprietary interest in the Company through the purchase of the Company’s Class A common stock (the “Class A common stock”) at a discount from current market prices. In offering this Plan, the Company seeks to foster the common interests of the Company and Eligible Agencies in achieving long-term profitable growth for the Company. Accordingly, the Company has created this Plan to facilitate the purchase and long-term investment in shares of the Class A common stock by Eligible Agencies.

2.	Eligible Agencies.

An Eligible Agency is an agency that the Company determines, in its discretion, brings value to the Companies and with which the Companies seek a long-term relationship. The Company will consider the following criteria to determine eligibility:

(i) the agency’s premium volume;

(ii) the potential growth of such premium volume;

(iii) the profitability of the agency’s business; and

(iv) whether the Company has placed the agency on rehabilitation or revoked the agency’s binding authority.

The Company, in its discretion, may base eligibility on agency segmentation class or any other factors that indicate value, directly or indirectly, to the Companies. The Company will conduct periodic reviews to determine the continued eligibility of each Eligible Agency. Although an Eligible Agency is legally permitted to sell shares of Class A common stock it purchases pursuant to this Plan in its discretion, a pattern of immediate resale of the Class A common stock acquired under this Plan by an Eligible Agency will be a factor in the Company’s determination whether an agency should remain eligible for continued participation in this Plan because immediate resales would tend to indicate that an Eligible Agency is not seeking to share in the long-term profitable growth of the Companies. The Company will treat its decision, in its discretion, to discontinue the eligibility of an agency under this Plan, as an automatic withdrawal from this Plan. See Section 9.

3.	Methods of Payment and Amount of Contribution.

An Eligible Agency will have three methods of payment, pursuant to subsections (a), (b) and (c) of this Section 3, through which it may purchase shares of Class A common stock under this Plan. Subject to the provisions of Section 11(b), an Eligible Agency may elect any of the payment methods individually or in combination. In each Subscription Period, as defined in Section 4, an Eligible Agency may contribute an aggregate maximum of $12,000 toward the purchase of Class A common stock under all payment methods combined (the “Maximum Amount”), subject to the limitations set forth below:

(a) An Eligible Agency may elect to purchase Class A common stock through deductions from its monthly direct bill commission payments. Under this method, an Eligible Agency will direct the Company to withhold no less than 1% and no more than 10% of the Eligible Agency’s direct bill commission payments from the Eligible Agency’s direct bill commission payments; provided, however, that the Company will withhold no more than $12,000 from direct bill commission payments during each Subscription Period. Direct bill commission payments will mean the commissions earned and that are actually available for payment in a monthly period to an Eligible Agency for personal and commercial direct bill policies after all offsetting debits and credits are applied, as determined solely from the Company’s records.

(b) An Eligible Agency may elect to purchase Class A common stock during each Subscription Period through a deduction from the contingent commission, if any, payable to the Eligible Agency under the applicable agency contingent plan or its equivalent. Under this method, an Eligible Agency will direct the Company to withhold a percentage of the contingent commission subject to the Maximum Amount.

(c) An Eligible Agency may elect to purchase Class A common stock through lump-sum payments to the Company. Under this method, the Eligible Agency will pay to the Company a dollar amount in a lump sum by the last day of the applicable Subscription Period. The amount of the lump sum payment may not be less than $1,000 nor more than the Maximum Amount.

At the end of each Subscription Period, the Company will total each Eligible Agency’s direct bill commission payments and contingent commission payments, if any, and add such total to all lump-sum payments, if any, made by such agency during such Subscription Period. If at any time during a Subscription Period an Eligible Agency’s total payments exceed the Maximum Amount for that Subscription Period then, upon the Eligible Agency’s request, the Company will return such excess amount to the Eligible Agency without interest within a reasonable period. The Company will apply any such amount not returned to the Eligible Agency to the purchase of Class A common stock during the next Subscription Period without reducing the Maximum Amount applicable to such Subscription Period.

4.	Duration of This Plan and Subscription Periods.

This Plan is effective as of the effective date of the Form S-3 registration statement for the Plan through and including September 30, 2024. During its term, this Plan will have semi-annual “Subscription Periods.” Each Subscription Period will extend from April 1 through September 30 or from October 1 through March 31 of each year.

5.	Enrollment and Enrollment Periods.

“Enrollment Periods” are in effect from March 1 through March 31 and from September 1 through September 30 of each year, with the first Enrollment Period commencing the effective date of the Form S-3 registration statement for the Plan and continuing for 30 days thereafter. The Company will send an Eligible Agency a Subscription Agreement prior to the beginning of the first Enrollment Period following such agency’s designation as an Eligible Agency.

(a) An Eligible Agency that desires to subscribe for the purchase of Class A common stock through withholding from direct bill commissions must return a duly executed and completed Subscription Agreement during the first applicable Enrollment Period.

(b) An Eligible Agency that wishes to make lump-sum purchases during a Subscription Period will remit each lump-sum payment to the Company with a supplemental Subscription Agreement by the last day of the applicable Subscription Period.

(c) An Eligible Agency that wishes to make a purchase during a Subscription Period through designation of a portion of its contingent commission under the agency contingent plan will file a Subscription Agreement during the Enrollment Period applicable to that Subscription Period.

Once enrolled, an Eligible Agency will continue to participate in this Plan for each succeeding Subscription Period until it ceases to be an Eligible Agency or chooses to withdraw from this Plan pursuant to Section 9. If an Eligible Agency desires to change its rate of contribution, it may do so effective for the next Subscription Period by filing a new Subscription Agreement during the Enrollment Period for the next Subscription Period.

6.	Number of Shares To Be Offered.

The total number of shares available under this Plan is 500,000 shares of Class A common stock. In the event all 500,000 shares of Class A common stock are purchased prior to the expiration of this Plan, the Company may terminate this Plan in accordance with Section 13.

7.	Subscription Price.

The “Subscription Price” for each share of Class A common stock will be equal to 90% of the average of the closing prices of the Class A common stock on the Nasdaq Global Select Market for the last ten trading days of the applicable Subscription Period.

8.	Purchase of Shares.

The Company will maintain a “Plan Account” on behalf of each enrolled Eligible Agency with the Company’s transfer agent. As of the last day of each Subscription Period, the Company will credit the aggregate of (i) the amount deducted from the Eligible Agency’s direct bill commission payments, (ii) the Eligible Agency’s contingent commission withholdings and (iii) all of the Eligible Agency’s lump-sum payments, not to exceed the Maximum Amount permitted pursuant to Section 3 from all three payment methods, to the Eligible Agency’s Plan Account. At such time, the Company will divide the amount then contained in the Eligible Agency’s Plan Account by the Subscription Price for such Subscription Period and credit each Plan Account with the number of whole shares that results. The Company will carry forward any amount remaining in the Plan Account to the next Subscription Period or, at the option of the Eligible Agency, return it to the Eligible Agency. Any amount so carried forward will not reduce the Maximum Amount applicable to such succeeding Subscription Period. If the number of shares subscribed for during any Subscription Period exceeds the number of shares available for sale under this Plan, the Company will allocate the remaining shares among all Eligible Agencies in proportion to their aggregate Plan Account balances, exclusive of any amounts carried forward as provided in Section 3 and this Section 8. The Company will issue the shares that each Eligible Agency purchases under this Plan in electronic “book-entry” form through the Direct Registration System and deposit such shares directly into an account with Computershare Trust Company N.A., the Company’s transfer agent, within a reasonable time thereafter.

9.	Withdrawal from This Plan.

An enrolled Eligible Agency may withdraw from this Plan at any time by giving written notice of withdrawal signed by an authorized representative of the Eligible Agency to the Company. Promptly after the time of withdrawal or the discontinuance of an Eligible Agency’s eligibility, the Company will refund without interest the amount of any cash credited to the Eligible Agency’s Plan Account for the current Subscription Period. If an Eligible Agency withdraws, such Eligible Agency may not resubscribe until after the next full Subscription Period has elapsed, and then only if the Company has redesignated such agency as an Eligible Agency.

10.	Termination of Agency Status.

The Company will treat termination of agency status for any reason as an automatic withdrawal from this Plan pursuant to Section 9.

11.	Assignment and Issuance of Shares.

Except as expressly permitted by this Section 11, no Eligible Agency may assign its subscription payments under this Plan or rights to subscribe under this Plan to any other person (including its shareholders, partners, members or other principals), and any attempted assignment will be void. Neither an Eligible Agency’s rights under this Plan nor shares held in an Eligible Agency’s Plan Account may be transferred, pledged, hypothecated or assigned. All shares issued under this Plan will be titled in the name of the Eligible Agency; provided, however, that an Eligible Agency may, upon written request to the Company: (a) designate that the Company issue such shares to a shareholder, partner, member, principal or other licensed employee of such Eligible Agency, or (b) designate that any retirement plan maintained by or for the benefit of such Eligible Agency or a shareholder, partner, member, principal or other licensed employee of such Eligible Agency may purchase shares in lieu of such Eligible Agency through lump-sum payments made by the designee, subject to the $12,000 Maximum Amount limitation set forth in Section 3, compliance with applicable laws, including the Employee Retirement Income Security Act of 1974, as amended, and, if applicable, payment by the Eligible Agency or its designee of any applicable transfer taxes and satisfaction of the Company’s usual requirements for recognition of a transfer of Class A common stock.

12.	Adjustment of and Changes in the Class A Common Stock.

In the event that the outstanding shares of the Class A common stock are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company, or of another corporation, by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, stock dividend either in shares of the Class A common stock or of another class of the Company’s stock, spin-off or combination of shares, the Committee appointed pursuant to Section 14 of this Plan will make appropriate adjustments in the aggregate number and kind of shares that are reserved for sale under this Plan.

13.	Amendment or Discontinuance of This Plan.

The board of directors of the Company will have the right to amend, modify or terminate this Plan at any time without notice provided that the amendment, modification or termination of this Plan does not adversely affect any participant’s existing rights.

14.	Administration.

A committee (the “Committee”) consisting of at least three persons the board of directors of the Company has appointed from time to time will administer this Plan. The Committee may from time to time adopt rules and regulations for carrying out this Plan. Any Committee interpretation or construction of any provision of this Plan will be final and conclusive on all participants absent contrary action by the board of directors of the Company. Any interpretation or construction of any provision of this Plan by the board of directors of the Company will be final and conclusive on all participants.

15.	Titles.

Titles are provided in this Plan for convenience only and are not to serve as a basis for interpretation or construction of this Plan.

16.	Applicable Law.

This Plan will be construed, administered and governed in all respects under the laws of the State of Delaware and the United States of America.